Exhibit 1.01

DESTINATION MATERNITY CORPORATION

Conflict Minerals Report

for the year ended December 31, 2014

This is the Conflict Minerals Report (“CMR”) of Destination Maternity Corporation (“Destination Maternity”, “DMC”, “we”, “us” or “our”) for the year ended December 31, 2014, presented to comply with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 ( the “1934 Act”).

Background

Rule 13p-1 was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to Conflict Minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). Rule 13p-1 imposes certain reporting obligations on SEC registrants whose manufactured products contain Conflict Minerals that are intentionally added and that are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold for the purposes of Rule 13p-1. The “Covered Countries” for the purposes of Rule 13p-1 are the Democratic Republic of the Congo, Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia.

If a registrant has no reason to believe that the Conflict Minerals may have originated in the Covered Countries, or that the Conflict Minerals came from recycled and scrap sources, the registrant must submit a Form SD which describes the reasonable country of origin inquiry conducted by the registrant that led to that conclusion.

If a registrant knows or has reason to believe that any of the Conflict Minerals may have originated in the Covered Countries and that such Conflict Minerals came from other than recycled or scrap sources, then the registrant must exercise due diligence on the Conflict Minerals’ source and chain of custody and prepare and file a CMR with the SEC that includes a description of those due diligence measures.

Company Overview

Destination Maternity Corporation is the world’s largest designer and retailer of maternity apparel. In the United States and Canada, Destination Maternity operates 1,875 retail locations, including 564 stores, predominantly under the trade names Motherhood Maternity®, A Pea in the Pod®, and Destination Maternity®, and 1,311 leased department locations, and sells on the web through its DestinationMaternity.com and brand-specific websites. Destination Maternity also distributes its Oh Baby by Motherhood® collection through a licensed arrangement at Kohl’s® stores throughout the United States and on Kohls.com. In addition, Destination Maternity has international store franchise and product supply relationships in the Middle East, South Korea, Mexico and Israel. Throughout this report, “Destination Maternity”, “DMC”, “we”, “us” or “our” means Destination Maternity Corporation and its consolidated subsidiaries and their predecessors.

We design and contract for the production of over 90% of the products we sell using factories located throughout the world, predominantly outside of the United States. A majority of our products are purchased as finished product made to our design specifications (“Company Branded Products”). We sometimes arrange for the purchase of certain components of Company Branded Products, which we refer to as “Trim,” which are then included on such final finished product. “Trim” includes, without limitation, the following types of products: buttons, zippers, underwire for bras, hooks and eyes, snaps, rivets, buckles and flat hooks. We purchase such Trim from the inventory made available by our suppliers.

As part of our preparation of this report, we conducted a review of all Company Branded Products manufactured in 2014 to determine which, if any, of those products may contain Conflict Minerals. We concluded that, as a retail apparel company, the only component of our products that could potentially contain Conflict Minerals would be Trim.

Conflict Minerals Compliance Program

In order to comply with Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Section 1502”) and Rule 13p-1 under the 1934 Act, we have implemented a comprehensive Conflict Minerals compliance program. Our Conflict Minerals compliance program was developed in accordance with industry standard practices, including, without limitation, the guidelines suggested by the American Apparel & Footwear Association (per their publication titled “Conflict Minerals Guidance 2.0 dated May 28, 2013”). Our compliance program consists of a Conflict Minerals Policy, Conflict Minerals Manual, vendor certification and information sharing requirements, and Conflict Minerals terms in our Purchase Order Terms and Conditions.

Conflict Minerals Policy

As part of our program, we have adopted the Conflict Minerals Policy (the “Policy”) set forth below, which applies to all of our product suppliers. The Policy also is posted on our website at: http://www.destinationmaternitycorp.com/SupplyChainCompliance.asp.

CONFLICT MINERALS

Gold, columbite-tantalite, cassiterite, and wolframite (and their respective metal derivatives, Gold, Tantalum, Tin, and Tungsten) (referred to here as “G+3T minerals”) are sometimes used in consumer products. The Democratic Republic of Congo (DRC) and its surrounding areas have vast reserves of these G+3T minerals. Unfortunately, many of the G+3T minerals from this region of the world are illegally sourced and traded by armed groups who are responsible for various human rights violations throughout that region. Accordingly, these G+3T minerals, when sourced from the DRC and surrounding areas, have become commonly known as “conflict minerals.”

Destination Maternity Corporation (“Destination Maternity”) does not condone the use of conflict minerals that fuel human rights violations in the products we sell. We at Destination Maternity are committed to avoiding the inclusion of conflict minerals as functionally necessary parts of our products where such conflict minerals and derivatives originate from the DRC and surrounding areas. To that end, effective on January 1, 2013, we require that each of our suppliers who provide us with products which include, or may include, any G+3T minerals or derivatives ensure that there are no conflict minerals sourced from the DRC or surrounding areas and identify and verify that their sources of G+3T minerals or derivatives incorporated into products sold to Destination Maternity are conflict free. Our suppliers must certify to us that any such G+3T minerals or derivatives used by them (where they are necessary to the functionality or the production of the subject product) either do not originate from the DRC or surrounding areas, or come from recycled or scrap sources. We may also require that our suppliers implement other reasonable actions as may be appropriate to ensure that conflict minerals that may be used in products supplied to Destination Maternity do not originate from the DRC and surrounding areas. In addition, this “conflict mineral free” requirement is reiterated to each of our suppliers on our standard purchase order terms and conditions which are part of every order submitted to our suppliers. Please see our vendor website at http://wwot.destcorp.com for a copy of the above referenced certification and our standard purchase order terms and conditions.

Conflict Minerals Manual

DMC developed a Conflict Minerals Manual to educate our suppliers about the Conflict Minerals rule, our Conflict Minerals Policy and the reporting obligations. We generally are at the top of our supply chain and are many steps removed from raw materials suppliers. Thus, the Conflict Minerals Manual we developed provides specific steps vendors should undertake to map use of Conflict Minerals in their supply chains and we request they provide such information to us. Our Conflict Minerals Manual is available on our vendor website at: http://wwot.destcorp.com/documents/Conflict_Minerals_Manual.pdf.

Vendor Certification and On-going Information Sharing Requirements

We also require all Trim suppliers to sign a certification which acknowledges their commitment to comply with our Conflict Minerals Policy. In addition, we request that Trim suppliers complete a due diligence survey, which requires the supplier to indicate whether any of the products it supplies contain Conflict Minerals and includes a reasonable country of origin inquiry relating to any such Conflict Minerals, in a manner consistent with the Guidelines of the Organization for Economic Cooperation & Development for Responsible Supply Chains of Minerals from High Conflict Areas (the “RCOI Survey”).

Purchase Order Terms and Conditions

The following language is also included in our purchase order terms and conditions used for all orders from all of our product suppliers:

In addition, Vendor represents and warrants that it shall not utilize, nor allow any other third party to utilize, any so called “Conflict Minerals” (such as gold, columbite-tantalite, cassiterite, and wolframite (and their respective metal derivatives, Gold, Tantalum, Tin, and Tungsten)), as defined in Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (as amended from time to time and including rules and regulations thereunder, “Dodd-Frank”), which are sourced from “Covered Countries” (such as, without limitation, the Democratic Republic of Congo, Angola, Burundi, the Central African Republic, The Republic of Congo, Uganda, Rwanda, Sudan (South Sudan), Tanzania and Zambia, also as defined in Dodd-Frank) in any goods or components of goods, or in the production of such goods or components of goods, manufactured or produced by Vendor for Buyer under the Purchase Order or otherwise.

Due Diligence and Reasonable Country of Origin Inquiry for 2014

As of the date of this report, we have received information from approximately 86% of our Trim suppliers, and nearly all of them have responded to the RCOI Survey and signed our Conflict Minerals Certification. Some of our suppliers indicated that their products contained one or more Conflict Mineral, but nearly all of those vendors stated that either: 1) the identified Conflict Mineral(s) was not necessary to the functionality or production of their product; or 2) the identified Conflict Mineral(s) did not originate in any Covered Country. Some of our Trim suppliers have not yet responded to the RCOI Survey, and we have escalated the RCOI Survey process with those suppliers, encouraging them to complete and return those surveys as soon as possible.

Conclusion

Destination Maternity Corporation continues to evaluate the presence of Conflict Minerals in its supply chain and continues to require its vendors it provide country of origin and smelter information regarding any Conflict Minerals that may be in their Trim pieces incorporated into the Company Branded Products. Based on our evaluation as described above, at this time we are not certain whether any of the Trim pieces incorporated into the Company Branded Products that we manufactured in 2014 contain Conflict Minerals that were intentionally added and that are necessary to either the functionality or production of such products, nor are we certain about the country of origin of any such Conflict Minerals. As we continue to work with our suppliers to gather information regarding the constituents present in Trim, and based on such inquiries and any additional evaluations we may conduct, we will determine whether we need to file any Forms SD in the future.